EVEREST FUNDS

5805 S. 86th Circle

Omaha, Nebraska  68127

** Via EDGAR**

June 7, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Re:

Form RW – Request for Withdrawal

Filer: Everest Funds

CIK: 0001121787

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Everest Funds hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendments Nos. 6 and 7 to its registration statement on Form N-1A, as more particularly set forth below.  These filings were made in order to add a new Everest Income Fund series of Everest Funds.  Everest Funds has determined not to proceed with the creation and public offering of the Everest Income Fund series.  No securities were sold in connection with these filings.

Dates of Filing:

February 12, 2004, and April 23, 2004

SEC File No.:

333-43792

Form Type:

485APOS

Accession Nos.

0001162044-04-000034 and 0001162044-04-000097

Thank you for your attention to this matter.  If you have any questions regarding this filing, please feel free to contact the undersigned at (402) 593-4503 or our counsel, John Baker of Stradley Ronon Stevens & Young, LLP, at (202) 419-8413.

Very truly yours,

/s/ Curt Van Hill

Curt Van Hill

Compliance Officer